Exhibit 99.1

Baotong, Baozun’s Logistics Subsidiary, to Receive US$217.9 Million Strategic Investment from Cainiao Network

BEIJING, China, September 30, 2021 — Baozun Inc. (NASDAQ: BZUN and HKEX: 9991) (“Baozun” or the “Company”), the leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China, announced today that Baozun and its wholly-owned subsidiary, Baotong Inc. (“Baotong”), have entered into a Share Purchase and Subscription Agreement with Cainiao Network, for its 30% equity investment (“Investment”) in Baotong, Baozun’s warehousing and fulfillment solution subsidiary. Baozun, Baotong and Cainiao Network have also entered into a Business Cooperation Agreement (“BCA”) to further explore and develop brand e-commerce opportunities.

The payment for the Investment is $217.9 million and the Investment is subject to customary closing conditions. The Company believes Cainiao Network’s Investment in Baotong will enable Baotong to leverage Cainiao Network’s nation-wide rich resources to capture growing opportunities in China’s e-commerce industry. This Investment will enable the Company to leverage Cainiao Network’s national logistics expertise and know-how of standardization, to greatly improve its cost structure and enrich its service portfolio.

Concurrently, Baozun, Baotong and Cainiao Network have entered into the BCA, pursuant to which the parties will collaborate in developing cutting edge solutions in customized, high-value and digitalized logistics services. Baotong and Cainiao Network will work closely to further develop and explore e-commerce opportunities, and expand sophisticated logistics service scenarios.

Mr. Peter Liang, Vice President of Baozun and General Manager of Baotong commented, “Quality and comprehensive end-to-end logistics services are critical to empower our brand partners to provide the ultimate customer experience to highly demanding Chinese consumers. We are thrilled to welcome Cainiao Network as a strategic investor and business partner that will help us to leverage its nationwide network to develop end-to-end services as we execute our sustainable growth plan, in particular with our rapid expansion in the high-end sector. We are confident that this combination of our extensive resources and know-how will help us deliver additional value to our existing and future brand partners.”

Mr. Yong Shuai, Vice President of Cainiao Network Supply Chain, commented: “We are pleased to deepen our collaboration with Baozun. We expect this collaboration will be a value driver as we expand our resources to penetrate the high-end logistics service sector. We believe this is just a first step, and we look forward to working closely with Baozun to build high quality services for e-commerce in China.”

About Baozun Inc.

Baozun Inc. is the leader and a pioneer in the brand e-commerce service industry in China. Baozun empowers a broad and diverse range of brands to grow and succeed by leveraging its end-to-end e-commerce service capabilities, omni-channel coverage and technology-driven solutions. Its integrated one-stop solutions address all core aspects of the e-commerce operations covering IT solutions, online store operations, digital marketing, customer services, and warehousing and fulfillment. For more information, please visit http://ir.baozun.com.

About Cainiao Network

Cainiao Network, founded in May 2013, is a global industrial internet company committed to creating customer value. With scientific and technological innovation as its core, it has been a pioneer in the areas of community services, global logistics, and smart supply chain. Cainiao Network has set up a leading global logistics network dedicated to providing consumers and businesses with affordable and high-quality services.

Safe Harbor Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance,” “going forward,” “outlook” and similar statements. Statements that are not historical facts, including quotes from management in this announcement, statements about the Company’s strategies and goals, and consummation or benefits of planned transactions, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s operations and business prospects; the Company’s business and operating strategies and its ability to implement such strategies; the Company’s ability to develop and manage its operations and business; competition for, among other things, capital, technology and skilled personnel; the Company’s ability to control costs; the Company’s dividend policy; changes to regulatory and operating conditions in the industry and geographical markets in which the Company operates; and other risks and uncertainties. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission and the Company’s announcements, notice or other documents published on the website of The Stock Exchange of Hong Kong Limited. All information provided in this press release is as of the date of this press release and is based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under the applicable law.

For investor and media inquiries, please contact:

Baozun Inc.:

Ms. Wendy Sun

Email: ir@baozun.com

Christensen

In China

Mr. Rene Vanguestaine

Phone: +852-6686-1376

E-mail: rvanguestaine@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com